EXHIBIT 99.10

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company
Name/Scheme	Allied Gold Limited
ACN/ARBN	86 104 855 067

1. Details of substantial holder (1)

Name	Franklin Resources, Inc. and its affiliates
ACN (if applicable)	N/A

There was a change in the interests of
the substantial holder on	03/22/2010
The previous notice was given to the
company on	02/25/2010

The previous notice was dated	02/25/2010

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary Shares	52,000,000	5.02%	66,555,346	6.40	%*
*Based on shares outstanding of 1,040,132,142

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an association in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change(7)	Class and number of securities affected	Person's votes affected
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 6

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure B, item 7	See Annexure B, item 9	See Annexure B, item 12	See Annexure B, item 3	See Annexure B, item 8, 10 & 13	See Annexure B, item 8

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
NOT APPLICABLE

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See Annexure A

Signature
print	Lori A. Weber	Capacity: Assistant Secretary,
name		Franklin Resources, Inc.

sign here		date March 23, 2010

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation Nariman Point, Mumbai 400-021, India
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Mezzanine Fund II Management Co. Ltd.	Georgetown, Cayman Islands
Darby Brazil Mezzanine Management LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Converging Europe Founder Partner, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Emerging Markets Investments Ltd.	Georgetown, Cayman Islands
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo Da Veiga 45 – 4th Floor 04536-000 Sao Paulo (Sp) Brazil
Darby Latin American Mezzanine Management II, LLC	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Private Equity Korea Ltd.	20th Floor, Korea First Bank Building, 100 Gongpyungdong, Jongno-Gu, Seoul, 110-702 Korea.
Darby Stratus Administracao De Investimentos LTDA.	Rua Jeronimo Da Veiga 45 – 4th Floor 04536-000 Sao Paulo (SP) Brazil
Darby-DBVA Latin American Investors, Ltd.	Rua Jeronimo Da Veiga 45 – 4th Floor 04536-000 Sao Paulo (Sp) Brazil
Darby-Hana Infrastructure Fund Management Co. Ltd.	18th Floor, SKC Building 23-10, Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Darby-Probanco Investors, LLC	1133 Connecticut Avenue, NW, Suite 400, Washington, DC 20036
DBVA De Mexico, S. De R.L. De C.V.	Montes Urales 770, Officina 401, Col. Lomas De Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas De Chapultepec, Mexico, D.F. 11000

DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas De Chapultepec, Mexico, D.F. 11000
FCC Receivables Corporation	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary International Ireland Limited	Unit 2F, Block 71, The Plaza, Park West, Dublin 12, Ireland
Fiduciary International, Inc.	600 5th Avenue, New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue, New York, New York 10020
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW, Suite 330, Washington D.C.20036
Fiduciary Trust (International) S.A.	Bahnhofstrasse 22, Ch-8022 Zurich, Switzerland
Fiduciary Trust Company International	600 5th Avenue, New York, New York 10020
Fiduciary Trust Company Of Canada	350 Seventh Avenue SW, Suite 3000, Calgary, Alberta, T2P 3N9
Fiduciary Trust International Limited	The Adelphi Building, 1-11 John Adam Street, London, WC2N 6HT
Fiduciary Trust International Of California	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Fiduciary Trust International Of Delaware	1220 North Market Street, Wilmington, Delaware 19801
Fiduciary Trust International Of The South	200 South Biscayne Boulevard, Suite 3050, Miami, Florida 33131
Franklin Advisers Gp, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Advisers Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor, Fort Lee, NJ 07024-2938
Franklin Agency Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Capital Corporation	47 West 200 South, Salt Lake City, UT 84104-1621
Franklin Investment Advisory Services, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway, Short Hills, NJ 07028-2789
Franklin Receivables, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin SPE, LLC	47 West 200 South, Suite 500, Salt Lake City, UT 84101
Franklin Templeton Alternative Strategies, Inc.	500 E.Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091
Franklin Templeton AMC Limited	Century Centre, 75 Ttk Road, Chennai 600-018, India
Franklin Templeton Asset Management (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton Asset Management (Malaysia) Sdn. Bhd.	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing No. 1, Leboh Ampang, 50100, Kuala Lampur, Malaysia
Franklin Templeton Asset Management Mexico, S.A. De C.V., Sociedad Operadora De Sociedades De Inversion	770 Montes Urales, Fourth Floor, Lomas de Chapultapec, 11000 Mexico, D.F.
Franklin Templeton Asset Management Sa	16-18 Avenue George V, 75008 Paris, France
Franklin Templeton Austria GmbH	4th Floor, Vienna 1010, Austria
Franklin Templeton Bank & Trust, F.S.B.	Box 17406, Salt Lake City, UT 84117
Franklin Templeton Capital Holdings Private Limited	1st Floor, Empire Tower, 26-28 Ham Nghi District 1, Ho Chi Minh City, Vietnam

Franklin Templeton Companies, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton France S.A.	16-18 Avenue George V, 75008 Paris, France
Franklin Templeton Global Investors Limited	5 Morrison Street, Edinburgh, Scotland, EH3 8BH
Franklin Templeton Holding Limited	C/O Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Institutional Gp, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Franklin Templeton Institutional Suisse S.A.	Bahnhofstrasse 22, Ch-8022 Zurich, Switzerland
Franklin Templeton Institutional, LLC	600 5th Avenue, New York, New York 10020
Franklin Templeton International Services (India) Private Limited	Franklin Templeton Park, 18-23, Financial District, Nanakramguda,Hyderabad - 500019 India
Franklin Templeton International Services S.A.	26 Boulevard Royal, L-2449 Luxembourg, Grand Duchy Of Luxembourg
Franklin Templeton Investimentos (Brasil) Ltda.	Rua Jerônimo Da Veiga, 45 - 4° Andar São Paulo-Sp, 04536-000, Brasil
Franklin Templeton Investment Management Limited	5 Morrison Street, Edinburgh,EH3 8BH
Franklin Templeton Investment Services Gmbh	Mainzer Landstr. 16, D-60325 Frankfurt-Am-Main, Germany
Franklin Templeton Investment Services Mexico S. De R.L.	Montes Urales 770, Oficina 401, Lomas De Chapultepec, Mexico City C.P. 11000, Mexico
Franklin Templeton Investment Trust Management Co Ltd (Korea)	3rd Floor, Ccmm Building 12 Youido-Dong, Youngdungpo-Gu, Seoul, South Korea 150-968
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House, 8 Connaught Road Central, Hong Kong
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street, Melbourne, Victoria 3000, Australia
Franklin Templeton Investments Corp	5000 Yonge Street Suite 900, Toronto, Ontario M2N 0A7, Canada
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor, 14-1, Kyobashi 2-Chome, Chuo-Ku, Tokyo 104-0031, Japan
Franklin Templeton Investments Poland Sp.Z.O.O	Rondo ONZ 1, 00-124 Warszawa
Franklin Templeton Investor Services, LLC	10600 White Rock Road, Rancho Cordova, Ca 95670-6032
Franklin Templeton Italia SIM S.P.A	C.So Italia, N.1, 20122 Milano, Italy
Franklin Templeton Luxembourg Holding S.A.	26 Boulevard Royal, L-2449 Luxembourg Grand Duchy Of Luxembourg
Franklin Templeton Magyarorszag Kft. (Also Known As Franklin Templeton Hungary L.L.C.)	Bank Center, Citibank Tower, Szabadsag ter 7, 1054 Budapest, Hungary
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal, L-2449 Luxembourg, Grand Duchy Of Luxembourg
Franklin Templeton Portfolio Advisors, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton Services Limited	The Sweepstakes Centre, Block C, Ballsbridge, Dublin 4, Ireland
Franklin Templeton Services, LLC	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403

Franklin Templeton Strategic Investments, Ltd.	P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Franklin Templeton Switzerland Ltd.	Bahnhofstrasse 22, Ch-8022 Zurich, Switzerland
Franklin Templeton Travel, Inc.	One Franklin Parkway, Building 910, First Floor, San Mateo, California 94403
Franklin Templeton Trustee Services Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai 400-021 India
FS Capital Group	1800 Gateway Drive, San Mateo, CA 94404
FS Properties, Inc	1800 Gateway Drive, San Mateo, CA 94404
FT Opportunistic Distressed Fund Ltd.	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Iti Capital Markets Limited	Century Centre, 75 Ttk Road, Chennai, India 600018
Massmutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Mutual Recovery Fund, Ltd.	P.O. Box 309GT, Ugland House, George Town, Grand Cayman, Cayman Islands, KY1-1104.
Riva Financial Systems Limited	Old Chapel, Union Mills, Main Road Braddan, Isle Of Man Im4 4ad
Templeton Asset Management (Labuan) Limited	Lot H, Level 7, Wisma Oceanic, Jalan Okk Awang Besar, 87007 Federal Territory Of Labuan, Malaysia
Templeton Asset Management Ltd.	7 Temasek Boulevard, #38-03 Suntec Tower One, Singapore, 038987
Templeton China Research Limited	701b Citigroup Tower, 33 Hua Yuan Shi Qiao Road, Pudong Shanghai 200120 P.R. China
Templeton Do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404, Rio De Janeiro, RJ, Brazil
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe, 41 Cedar House Avenue, P.O. Box Hm 1179, Hamilton Hm Ex, Bermuda
Templeton Global Advisors Limited	P.O. Box N-7759, Lyford Cay, Nassau, Bahamas
Templeton Global Holdings Ltd.	P.O. Box N-7759, Lyford Cay, Nassau, Bahamas
Templeton Heritage Limited	One Financial Place, 1 Adelaide Street East, Suite 2101, Toronto, Ontario, Canada M5C 3B8
Templeton International, Inc.	500 E.Broward Blvd., Fort Lauderdale, FL 33394-3091
Templeton Investment Counsel, LLC	500 E.Broward Blvd., Fort Lauderdale, FL 33394-3091
Templeton Restructured Investments III, Ltd.	500 E.Broward Blvd., Fort Lauderdale, FL 33394-3091
Templeton Restructured Investments, Ltd.	500 E.Broward Blvd., Fort Lauderdale, FL 33394-3091
Templeton Worldwide Inc.	500 E.Broward Blvd., Fort Lauderdale, FL 33394-3091

Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd., Carmel, CA 93923
Franklin Templeton Financial Services Corp.	600 Fifth Avenue, New York, NY 10020
Franklin/Templeton Distributors, Inc.	One Franklin Parkway, San Mateo, CA 94403

This is the annexure of 5 pages marked Annexure A signed by me and dated March 23, 2010.

Lori A. Weber, Assistant Secretary

Annexure B
Details of Entitlement and Relevant Interests

1. Date of Change	2. Person Whose Relevant Interest Changed	3. Nature of Change	4. Consideration in AUD$	5. Class and Number of Securities affected	6. Persons votes effected
1/20/2010	Franklin Advisers, Inc.	Acquisition	0.300	849,323	849,323
1/21/2010	Franklin Advisers, Inc.	Acquisition	0.319	874,721	874,721
1/22/2010	Franklin Advisers, Inc.	Acquisition	0.310	55,000	55,000
1/25/2010	Franklin Advisers, Inc.	Acquisition	0.311	550,000	550,000
1/27/2010	Franklin Advisers, Inc.	Acquisition	0.310	1,001,837	1,001,837
1/28/2010	Franklin Advisers, Inc.	Acquisition	0.310	864,986	864,986
1/29/2010	Franklin Advisers, Inc.	Acquisition	0.305	773,849	773,849
2/1/2010	Franklin Advisers, Inc.	Acquisition	0.300	2,010,000	2,010,000
2/2/2010	Franklin Advisers, Inc.	Acquisition	0.300	289,200	289,200
2/2/2010	Franklin Advisers, Inc.	Disposal	0.300	(99,200)	(99,200)
2/3/2010	Franklin Advisers, Inc.	Acquisition	0.300	437,300	437,300
2/4/2010	Franklin Advisers, Inc.	Acquisition	0.296	168,706	168,706
2/5/2010	Franklin Advisers, Inc.	Acquisition	0.290	43,000	43,000
3/1/2010	Franklin Advisers, Inc.	Acquisition	0.270	1,170,596	1,170,596
3/4/2010	Franklin Advisers, Inc.	Acquisition	0.270	61,482	61,482
3/10/2010	Franklin Advisers, Inc.	Acquisition	0.270	393,064	393,064
3/11/2010	Franklin Advisers, Inc.	Acquisition	0.290	209,080	209,080
3/12/2010	Franklin Advisers, Inc.	Acquisition	0.290	5,413	5,413
3/16/2010	Franklin Advisers, Inc.	Acquisition	0.300	251,091	251,091
3/18/2010	Franklin Advisers, Inc.	Acquisition	0.308	68,270	68,270
3/19/2010	Franklin Advisers, Inc.	Acquisition	0.310	390,000	390,000
3/22/2010	Franklin Advisers, Inc.	Acquisition	0.305	4,187,628	4,187,628

7. Holder of Relevant Interest	8. Person's votes
Franklin Advisers, Inc.	66,555,346	votes

9. Registered Holder of Securities	10. Class and Number of Shares		11. Person's votes
HSBC Bank Australia Ltd	271,209	Ordinary	271,209	votes
JPMorgan Chase Bank	1,083,055	Ordinary	1,083,055	votes
National Australia Bank	65,201,082	Ordinary	65,201,082	votes

12. Person entitled to be registered as holder	13. Class and Number of Shares		14. Person's votes
Mutual Funds
Frk Gold & Precious Metal	56,963,449	Ordinary	56,963,449	votes
FSS Fr Natural Resources	8,237,633	Ordinary	8,237,633	votes
FTIF-Fr Natural Resources	1,083,055	Ordinary	1,083,055	votes
Fr Natural Resources Eq M	271,209	Ordinary	271,209	votes

This is the annexure of 2 pages marked Annexure B referred to in the Form 604: Notice of change in interests or entitlements of substantial shareholder signed by me and dated March 23, 2010.

Lori A. Weber, Assistant Secretary